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Exhibit 99.2

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 2nd, 2006

CAMBIOR SETS SHAREHOLDER VOTE FOR NOVEMBER 7, 2006
RECORD DATE SET FOR OCTOBER 3, 2006

LONGUEUIL, Canada, October 2, 2006 — Cambior (TSX & AMEX: CBJ) announces that the Québec Superior Court has issued an interim order ordering the holding of a special general meeting of Cambior shareholders. The definitive management information circular and related proxy form and letter of transmittal are expected to be mailed to Cambior's security holders before the end of the week.

Cambior has called a special general meeting of its shareholders for November 7, 2006 to vote on its proposed arrangement with IAMGOLD. Cambior's shareholders of record at the close of business on October 3, 2006 will be entitled to vote on the proposal. This special meeting will be held at the Ballroom of the Marriott Chateau Champlain, 1050, de la Gauchetière Street West, Montreal, at 10:30 a.m., local time.

Assuming that Cambior's shareholders holding at least 75% of the shares present or represented by proxy at this special general meeting approve the arrangement and other closing conditions are satisfied, final court approval will be required and sought from the Québec Superior Court on November 8, 2006. The closing date of the proposed business combination is also expected to be November 8, 2006.

In a joint press release issued on September 14, 2006, Cambior and IAMGOLD announced their intention to proceed with an estimated US$3 billion transaction to create a new million-ounce plus gold producer. The new company will continue under the name IAMGOLD Corporation. Under the terms of the transaction, which is structured as an arrangement, Cambior's common shareholders will receive 0.42 common shares of IAMGOLD for each issued share of Cambior, if the transaction is completed.

ABOUT CAMBIOR INC.

Cambior Inc. was created in 1986 and has since then become an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

ABOUT IAMGOLD CORPORATION

IAMGOLD Corporation is an established mid-tier gold mining and exploration company. Following the acquisition of Gallery Gold Limited in early 2006, lAMGOLD's interests include four operation gold mines in West Africa (Mali and Ghana), one operating gold mine in Botswana and certain royalty interests. Its advanced exploration projects include the Quimsacocha project in Ecuador, and the Buckreef project in Tanzania. lAMGOLD's securities trade on the Toronto, New York, Australian and Botswana stock exchanges.

Cambior sets shareholder vote for November 7, 2006, Record date set for October 3rd, 2006 — SEPTEMBER 29, 2006        2

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the holding of a shareholders meeting at the expected time and day, shareholders approval of the arrangement at such meeting, court approval thereof and closing as of November 8th, 2006; and the creation of a new million-ounce plus gold producer. In particular, there can be no assurance that the proposed transaction will be completed. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with conditions in the financial markets, mining industry risks, risks associated with legal proceedings, and other risks referred to in Cambior's 2005 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.

Martin Amyot
Manager — Investor Relations
Tel.: (450) 677-0040
Toll Free in North America: 1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2006-20

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PRESS RELEASE FOR IMMEDIATE RELEASE